Exhibit 12.1

Ocwen Financial Corporation and Subsidiaries

Computation of Earnings to Fixed Charges

(Dollars in Thousands)

	9 Months		Year Ended December 31,
	09/30/2004	09/30/2003	2003	2002	2001	2000	1999
Earnings:
Income (loss) from continuing operations before income taxes and effect of change in accounting principle	$23,330	$628	$5,028	$(82,057)	$(41,782)	$21,139	$23,293
Undistributed loss (income) from a less that 50% owned entity						5,280	9,154
Add:
Interest expensed and capitalized, except interest on deposits, and amortization of capitalized debt expenses	11,257	19,608	24,651	35,681	42,738	84,897	72,765
Interest on deposits	10,839	13,408	17,546	27,455	59,967	98,224	98,370
Interest component of rental expense	674	878	1,169	1,108	1,176	1,124	2,032

Total fixed charges (1)	22,770	33,894	43,366	64,244	103,881	184,245	173,167

Earnings for computation purposes	$46,100	$34,522	$48,394	$(17,813)	$62,099	$210,664	$205,614

Ratio of earnings to fixed charges:
Including interest on deposits (2)	2.02	1.02	1.12	(3)	(3)	1.14	1.19
Excluding interest on deposits (2)	2.96	1.03	1.19	(4)	(4)	1.31	1.43

(1)	Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.

(2)	The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes and effect of change in accounting principle adjusted for losses and undistributed income from equity investees plus fixed charges by (y) fixed charges.

(3)	Due to the Company’s loss in 2002 and 2001, the ratio of earnings to fixed charges was less than 1:1. The Company must generate additional earnings of $82,064 and $42,567, respectively, to achieve a coverage of 1:1.

(4)	Due to the Company’s loss in 2002 and 2001, the ratio of earnings to fixed charges was less than 1:1. The Company must generate additional earnings of $82,057 and $41,782, respectively, to achieve a coverage of 1:1.